UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN
 (Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Audited Financial Statements and Supplemental Schedules

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2013 and 2012

Plan Number: 002

Plan Sponsor EIN: 06-0571640

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

Years Ended December 31, 2013 and 2012

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee - UIL Holdings Corporation
The UIL Holdings Corporation 40l(k)/Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of The UIL Holdings Corporation 40l(k)/Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in its net assets available for Plan benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages _through _ are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, the information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Dworken, Hillman, LaMorte & Sterczala, P.C.

June 26, 2014
Shelton, Connecticut

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
	2013	2012

Assets
Investments, at fair value	$298,217,465	$190,545,411
Plan interest in the UIL Holdings Corporation Master Trust, at fair value	48,954,985	-
Cash	-	530,056
Total investments	347,172,450	191,075,467

Receivables:
Notes receivable from participants	4,705,230	2,460,258
Employer's contributions	269,387	236,044
Participants' contributions	502,139	385,928
Total receivables	5,476,756	3,082,230

Net assets reflecting all investments at fair value	352,649,206	194,157,697

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(912,348)	(887,634)

Net assets available for Plan benefits	$351,736,858	$193,270,063

See notes to financial statements.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2013
Additions
Investment income:
Interest and dividend income	$10,676,166
Net appreciation in fair value of investments	34,503,534
45,179,700

Net appreciation in fair value of the Plan's interest in the UIL Holdings Corporation Master Trust	629,022

Interest income on notes receivable from participants	182,459

Contributions:
Employer contributions	6,918,982
Employee contributions	10,976,340
Rollover contributions	665,521
Transfers from other qualified plans	119,982
18,680,825
Total additions	64,672,006

Deductions
Payment of benefits	17,013,613
Administrative expenses	46,373
Total deductions	17,059,986

Net increase	47,612,020

Transfer of Plan assets due to mergers	110,854,775

Net assets available for Plan benefits:
Beginning of year	193,270,063
End of year	$351,736,858

See notes to financial statements.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

1.	Description of Plan:

The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan (the Plan), formerly known as The United Illuminating Company 401(k)/Employee Stock Ownership Plan, is sponsored by UIL Holdings Corporation (the Company or UIL Holdings).  The following brief description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Plan mergers:

Effective July 1, 2013, The Berkshire Gas Company 401(k) Plan assets of approximately $10 million, The Connecticut Gas Corporation Employee Savings Plan assets of approximately $32 million and The Southern Connecticut Gas Company Target Plan assets of approximately $69 million were merged into the Plan into similar type investment options.  All transactions related to the Plan mergers were completed as of June 30, 2013.  Participants in the terminated plans currently participate in the Plan, as discussed below.

General:

The Plan is a defined contribution 401(k) plan and a stock bonus plan and trust meeting the requirements of Sections 401(a), 501(a) and related provisions of the Internal Revenue Code (the IRC).  The purpose of the Plan is to provide eligible employees with an opportunity and incentive to save for their retirement, and to enable eligible employees and their beneficiaries to share in the growth of the Company by providing them ownership of UIL Holdings’ common stock.  The Plan is also intended to allow leveraged acquisitions of UIL Holdings’ common stock and accordingly, is intended to meet the requirements of sections 409, 409(a), and 4975(e)(7) of the IRC.  Participants in the Plan include The United Illuminating Company (UI) and UIL Holdings employees (collectively, UI and UIL Holdings Participants), The Southern Connecticut Gas Company (SCG) union and non-union employees (collectively, SCG Participants), Connecticut Natural Gas Company (CNG) non-union employees (CNG Participants) and The Berkshire Gas Company (BGC) non-union employees (BGC Participants).

The Plan is administered by the Benefits Administration Committee of UIL Holdings.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA).  Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper of the Plan, exclusive of proxy responsibilities related to voting of shares of UIL Holdings’ common stock.

UI and UIL Holdings Participants are eligible to participate in the Plan immediately upon hire.  BGC, CNG and non-union SCG Participants hired or rehired after July 1, 2013 shall commence participation in the Plan as soon as administratively feasible following a 45 day grace period unless the eligible employee affirmatively elects not to participate.  Union SCG Participants are required to meet a six month service requirement prior to being automatically enrolled in the Plan.  Automatic enrollment is at the rate of 3% of pre-tax compensation.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Contributions:

Participant:  Eligible employees may contribute up to 75% of the employee’s compensation, as defined, subject to IRC limitations, and may designate such contributions as pre-tax or after-tax contributions.

Participants age 50 or over by the end of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of Section 414(v) of the Internal Revenue Code (the Code). The maximum additional contribution was $5,500 in 2013 and 2012.  Catch-up contributions are not eligible for employer matching contributions.

Employer:  For UI and UIL Holdings Participants that are non-union or are members of the Local 470-1 of Utility Workers Union of America, AFL-CIO Bargaining Unit No. 2 (Bargaining Unit No. 2), the matching contribution to the employee stock ownership plan account (ESOP Account) is 100% of the first 2% of employee compensation deferred and 50% of the next 2% deferred, for a maximum employer matching contribution of 3% of compensation.  For UI and UIL Holdings Participants that are members of the Local 470-1 of Utility Workers Union of America, AFL-CIO Bargaining Unit No. 1 (Bargaining Unit No. 1), the matching contribution to the ESOP is 100% of the first 3% of employee compensation deferred and 50% of the next 2% deferred, for a maximum employer matching contribution of 4% of compensation.  All matching contributions are made in the form of UIL Holdings’ common stock.

For BGC Participants, the matching contribution is 100% of the first 1% of eligible compensation that is contributed to the Plan and 50% of the next 5% of eligible compensation that is contributed to the Plan, not to exceed 3.5% of the participant’s compensation.  Matching contributions are invested according to participants’ chosen investment allocations, 20% of which may be elected to be in the form of UIL Holdings’ common stock.

For CNG Participants, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation.  The matching contribution for participants who have (or will have) attained twenty years of continuous service or age 45 as of June 30 of the applicable calendar year is 75% of the first 6% of employee compensation deferred, not to exceed 4.5% of the participant’s compensation.  Matching contributions are invested according to participants’ chosen investment allocations, 20% of which may be elected to be in the form of UIL Holdings’ common stock.

For non-union SCG Participants, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

compensation.  For union SCG Participants hired before April 1, 2010, the matching contribution is 50% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 3% of the participant’s compensation.  For union SCG Participants hired on or after April 1, 2010, the matching contribution is 100% of the first 6% of eligible compensation that is contributed to the Plan, not to exceed 6% of the participant’s compensation.

The Company also makes discretionary (enhanced employer) contributions for UI and UIL Holdings Participants that are members of Bargaining Unit No. 1 whose employment commenced on or after April 1, 2005, and for UI and UIL Holdings Participants that are non-union or are members of Bargaining Unit No. 2 whose employment commenced on or after May 1, 2005, as these participants are not eligible to participate in The United Illuminating Company Pension Plan, The United Illuminating Company Prefunded Union Postretirement Medical Benefit Plan and The United Illuminating Company Prefunded Non-Union Postretirement Medical Benefit Plan.  Such participants receive an annual plan year contribution to their account equal to 4% of their total annual compensation, as defined by the Plan, plus an additional $1,100 contribution prorated over the year, regardless of whether the employee is contributing to the Plan.

Dividends paid on UIL Holdings’ common stock:

Dividends paid on UIL Holdings’ common stock that are not reinvested are recorded as income to the Plan and as benefit payments to participants, taxable to the participant, in the year received.

Participant and ESOP accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  An ESOP Account is separately maintained for each participant to record the number of shares owned by that participant through the Plan.

Participants who have completed three (3) years of service may elect to diversify the investment of up to 100% of the ESOP account value from UIL Holdings’ common stock to the other investment options available in the Plan.  In addition, the Plan complies with the diversification requirements of Internal Revenue Code Section 401(a)(28) with respect to participants who are at least age 55 with 10 years of service.

Forfeitures:

Forfeitures of non-vested accounts may be used to reduce future Company matching contributions.  During 2013 and 2012, approximately $90,500 and $243,900 in forfeitures

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

were used to reduce the Company’s matching contributions, respectively.  At December 31, 2013 and 2012, forfeited non-vested accounts were approximately $22,200 and $20,800, respectively.

Voting rights:

Each participant is entitled to exercise voting rights, attributable to the shares of UIL Holdings’ common stock allocated to his or her account, and is notified by the trustee prior to the time that such rights are to be exercised.  The trustee shall vote shares for which it has not received directions in the same proportions as the voting directions received from participants exercising their voting rights.

Vesting:

UI and UIL Holdings Participants and BGC Participants are fully vested in the total value of all accounts, excluding discretionary Company contributions, upon commencement of employment.  Vesting in the Company’s discretionary contributions is based on years of continuous service and in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
fewer than two years	0%
at least two years, but less than three years	20%
at least three years, but less than four years	40%
at least four years, but less than five years	60%
five or more years	100%

Upon the Participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

CNG and SCG Participants are fully vested in the total value of all accounts, excluding Company matching contributions upon entering the Plan.  Vesting in the Company’s contributions is based on years of continuous service and in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
less than one year	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Upon the participant’s termination of service, any and all unvested amounts of such participant’s company discretionary contribution account balance shall be forfeited.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested balance. Loan terms range from 1 to 4 years except in the case of the purchase of a primary residence, which may not exceed 15 years.

The loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator.  Interest rates at December 31, 2013 range from 4.25% to 11.5%, which was dependent on the market rate at the time the loan was made, as defined.  Principal and interest is paid ratably through payroll deductions.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump sum equal to the value of the participant’s account.  Benefit payments before termination of service are permitted under certain circumstances consistent with Plan qualification requirements. The portion of a participant’s account that is invested in UIL Holdings’ common stock shall be paid in whole shares of UIL Holdings’ common stock, unless the participant elects to receive such payment in cash.

Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the IRC.

2.	Summary of accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

The Plan’s investments, consisting of shares of registered investment companies (mutual funds), shares of the Vanguard Retirement Savings Trust (VRST) and an interest in the UIL Holdings Corporation Master Trust (UIL Holdings MT), are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares owned at year-end.  Shares of the VRST are valued at the net asset value, the underlying investments of which are valued at contract value.  The UIL Holdings MT consists of cash and UIL Holdings’ common stock which is valued at the closing price on the New York Stock Exchange.

The VRST is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the Master Trust).  The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the VRST at contract value. In determining the net assets available for Plan benefits, the VRST is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.  Capital gain distributions are included in dividend income. Participants can purchase or redeem shares or units on a daily basis in any of the Plan’s funds based on the funds’ reported net asset value per share.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Notes receivable from participants:

Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Plan expenses:

The Company, at its sole discretion, may pay for all or a portion of expenses related to administering and operating the Plan.

Payment of benefits:

Benefits are recorded when paid.

3.	Fair value measurements:

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Mutual Funds - The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

UIL Holdings MT - The fair value of the UIL Holdings MT is based on quoted market prices of UIL Holdings’ common stock.  The UIL Holdings MT also includes cash not yet reinvested in UIL Holdings’ common stock.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Common stock - The fair value of UIL Holdings’ Corporation common stock is based on quoted market prices.  During 2013, all common stock was transferred into the UIL Holdings MT.

Level 2 fair value measurements:

Common/Collective Trust – The VRST is not actively traded, however significant other observable inputs are available.  The fair value of the VRST is valued at the net asset value, the underlying investments of which are valued at the contract value.  There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in the Trust.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits.  The following table sets forth the fair value of the Plan’s assets, by level, within the ASC 820 hierarchy, as of December 31, 2013 and 2012.

	Fair Value Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2013
Mutual Funds:
Index funds	$68,055,624	$68,055,624	$-	$-
Balance funds	151,878,453	151,878,453	-	-
Growth funds	42,849,480	42,849,480	-	-
Bond funds	1,771,308	1,771,308	-	-
Money market funds	49,622	49,622	-	-
	$264,604,487	$264,604,487	$-	$-

UIL Holdings MT	$48,954,985	$48,954,985	$-	$-

Vanguard Retirement Savings Trust	$33,612,978	$-	$33,612,978	$-

Total	$347,172,450	$313,559,472	$33,612,978	$-

December 31, 2012
Cash	$530,056	$530,056	$-	$-
Mutual Funds:
Index funds	$48,736,977	$48,736,977	$-	$-
Balance funds	47,743,107	47,743,107	-	-
Growth funds	28,829,043	28,829,043	-	-
Money market funds	3,546,868	3,546,868	-	-
	$128,855,995	$128,855,995	$-	$-

UIL Holdings Corporation Common Stock	$44,057,139	$44,057,139	$-	$-

Vanguard Retirement Savings Trust	$17,632,277	$-	$17,632,277	$-

Total	$191,075,467	$173,443,190	$17,632,277	$-

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

Fair value of investments in entities that use net asset value (NAV)

The Following table summarizes the investments measured at fair value based on NAV per share of December 31, 2013 and 2012, respectively:

		Unfunded	Redemption Frequency	Redemption Notice
	Fair Value	Commitments	(if currently eligible)	Period
December 31, 2013

Vanguard Retirement Savings Trust IV	$33,612,977	None	Daily	None

December 31, 2012

Vanguard Retirement Savings Trust IV	$17,632,277	None	Daily	None

4.	Interest in the UIL Holdings MT:

Effective July 1, 2013, the Plan’s investment in UIL Holdings’ common stock, including cash not reinvested in UIL Holdings’ common stock, is held in the UIL Holdings MT which was established for the investment of such assets of the Plan and several other 401(k) plans sponsored by UIL Holdings.  The value of the Plan’s interest in the UIL Holdings MT is based on the beginning value of the Plan’s interest plus any activity specifically allocable to the Plan (i.e. contributions, investment income, etc.).  The assets of the UIL Holdings MT are held by VFTC.

At December 31, 2013, the net assets of the UIL Holdings MT totaled $49,463,200.  The Plan’s interest in the net assets of the UIL Holdings MT totaled $48,954,985 or 99%.

The following table presents the changes in net assets of the UIL Holdings MT for the period July 1, 2013 to December 31, 2013:

2013

Additions
Investment income:
Interest and dividend income	$1,077,734
Net appreciation in fair value of investments	626,135
1,703,869

Contributions:
Employer contributions	1,553,660
Employee contributions	4,136
Rollover contributions	291,221
1,849,017
Other additions:
Asset transfers in	47,792,331

Total additions	51,345,217

Deductions
Payment of benefits	717,317
Participant loan withdrawals	346,540
Interfund transfers	816,899
Other	1,261
Total deductions	1,882,017

Net increase	49,463,200
Net assets available for plan benefits:
Beginning of year	-
End of year	$49,463,200

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

5.	Investments:

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2013	2012

TRP New America Growth Fund	$21,008,389	(2)
Vanguard Institutional Index Fund	$45,798,364	(2)
Vanguard Wellesley Income Fund Admiral Shares	$26,351,131	(2)
UIL Holdings Corporation MT	$48,954,985	(2)
Vanguard Target Retirement 2015 Fund	$22,826,872	(1)
Vanguard Target Retirement 2020 Fund	$20,927,952	(1)
Vanguard Target Retirement 2025 Fund	$28,645,664	(1)
Vanguard Retirement Savings Trust IV	$33,612,978	$17,632,277
UIL Holdings Corporation Common Stock	(2)	$44,057,139
Vanguard 500 Index Fund	(2)	$32,506,144
Vanguard Wellesley Income Fund	(2)	$23,945,118
Vanguard Total Bond Market Index Fund	(2)	$10,089,313

(1)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.
(2)	Fund was not an investment option on the respective date.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$31,486,279
UIL Holdings Corporation Common Stock	3,017,255
34,503,534

UIL Holdings Corporation Master Trust	629,022
$35,132,556

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

6.	Nonparticipant-directed investments:

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments, is as follows:

	December 31,
	2013	2012

UIL Holdings MT
Number of shares	1,249,494	-
UIL Holdings Corporation Common Stock
Number of shares	-	1,230,303

Cost	$37,939,739	$35,499,952

Market value	$48,417,900	$44,057,139
Cash	537,085	530,056
Receivables	159,007	140,599
	$49,113,992	$44,727,794

2013
Changes in nets assets:
Contributions	$3,964,577
Dividends	2,129,765
Net appreciation	3,646,277
Benefits paid	(3,358,658)
Administrative expense	(1,261)
Asset transfers in	13,220
Interfund transfers	(2,007,722)
$4,386,198

7.	Fully benefit-responsive investment contract:

The VRST includes fully benefit-responsive investments stated at fair value, with a corresponding adjustment to contract value, because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  To the extent the underlying portfolio has unrealized and/or realized gains/losses, an adjustment is made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.  The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate. The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. The average crediting interest rate for the VRST was 2.06% and 2.37% at December 31, 2013 and 2012, respectively.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

The average yield for this fund was 1.98% and 2.22% for the years ended December 31, 2013 and 2012, respectively.  The average yield for this fund, adjusted to reflect the actual interest rate credited to participants, was 1.56% and 1.82% for the years ended December 31, 2013 and 2012, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2013, Plan management believes that the occurrence of an event that would cause the VRST to transact at less than contract value is not probable.

In general, issuers may terminate the contract and settle at an amount other than contract value if there is a change in the qualification status of the participant, employer or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the pre-established investment guidelines.

8.	Related party transactions:

The Plan invests in shares of mutual funds managed by an affiliate of VFTC and shares of UIL Holdings’ common stock.  VFTC acts as trustee for Plan investments and UIL Holdings is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these party-in-interest transactions are exempt from the prohibited transaction rules of ERISA.

9.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated February 22, 2013, that the Plan was qualified under IRC Section 401(a).  The Plan has subsequently been amended since receiving the determination letter.  However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan’s tax positions and concluded that as of December 31, 2013 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2010.

10.	Risks and uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

11.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31,
	2013	2012
Net assets available for Plan benefits per the financial statements	$351,736,858	$193,270,063
Adjustment from contract value to fair value	912,348	887,634
Net assets available for Plan benefits per the Form 5500	$352,649,206	$194,157,697

The following is a reconciliation of the net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

Year Ended
December 31, 2013
Net increase in net assets available for Plan benefits per the financial statements	$47,612,020
Transfer of Plan assets due to mergers	110,854,775
Prior year adjustment from contract value to fair value	(887,634)
Current year adjustment from contract value to fair value	912,348
Net increase in net assets available for Plan benefits per the Form 5500	$158,491,509

12.	Nonexempt transactions:

Hardship withdrawals:

During the year ended December 31, 2013, the Company continued to allow employee deferrals for individuals who were granted hardship withdrawals.  The Department of Labor prohibits participants receiving hardship withdrawals from making elective deferrals for a six-month period.

Timeliness of remittances:

During the year ended December 31, 2013, the Company demonstrated a pattern of remitting employee contributions and participant loan repayments to VFTC within six business days after the end of a payroll period.  However, for six periods during 2013, the Company’s remittance of employee contributions and participant loan repayments to their trustee in the amounts of $771,742 were not made within six business days due to extenuating circumstances.  While employee contributions and participant loan repayments relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.  The Company is in the process of correcting these late remittances.

Prior to The Southern Connecticut Gas Company Target Plan (SCG Plan) and Connecticut Natural Gas Corporation Employee Savings Plan (CNG Plan) merging into the Plan, for the six month period ended June 30, 2013 and for the year ended December 31, 2012, the Company demonstrated a pattern of remitting employee contributions and participant loan repayments to their trustee within six business days after the end of a payroll period.  However, for two periods during the six months ended June 30, 2013, and six periods during 2012, the Company’s remittance of employee contributions and participant loan repayments to their trustee in the amounts of $62,709 and $126,580 (total of $189,289), respectively for the SCG Plan, and $40,703 and $8,478 (total of $49,181), respectively, for the CNG Plan were not made within six business days due to extenuating circumstances. While employee contributions and participant loan repayments relating to these periods were remitted within the time period allowed per the IRC, these contributions have been classified as nonexempt transactions as they were beyond the Company’s demonstrated pattern of timely remittance.  The Company is in the process of correcting these late remittances.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Plan Number: 002
Plan Sponsor EIN: 06-0571640

As of December 31, 2013

Attachment to Form 5500, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

		Total that Constitutes Nonexempt
	Participant	Prohibited Transactions			Total Fully
	Contributions				Corrected Under
	Transferred Late	Contributions	Contributions Corrected	Contributions Pending	VFCP and PTE
	to Plan	Not Corrected	Outside VFCP	Correction in VFCP	2002-51

*	$771,742	$771,742	$-	$-	$-

	$189,289	$189,289	$-	$-	$-

	$49,181	$49,181	$-	$-	$-

*	Includes Late Participant Loan Repayments.

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H, LINE 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan Number: 002     Plan Sponsor EIN: 06-0571640

December 31, 2013

		(c)
	(b)	Description of Investment
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest	(d)	(e)
(a)	Lessor or Similar Party	Collateral, and Par or Maturity Value	Cost	Current Value

	PIMCO Total Return Fund; Institutional Class	Registered Investment Company	$1,798,111	$1,771,308
	TRP New America Growth Fund	Registered Investment Company	19,683,150	21,008,389
	Templeton Foreign Fund - Advisor Shares	Registered Investment Company	847,730	883,149
*	Vanguard Extended Market Index Fund: Inst'l Shares	Registered Investment Company	10,242,898	11,641,915
*	Vanguard Institutional Index Fund	Registered Investment Company	41,419,068	45,798,364
*	Vanguard International Growth Fund Admiral Shares	Registered Investment Company	9,077,156	10,055,881
*	Vanguard Prime Money Market	Registered Investment Company	49,622	49,622
*	Vanguard Retirement Savings Trust IV	Common/Collective Trust	32,700,630	33,612,978
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	21,192,988	22,826,872
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	25,600,981	28,645,664
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	9,932,834	12,025,134
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	5,214,261	6,727,980
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	689,383	769,475
*	Vanguard Target Retirement Income Fund	Registered Investment Company	6,277,196	6,450,063
*	Vanguard Total Bond Market Index Fund: Inst'l Shares	Registered Investment Company	10,168,963	9,846,287
*	Vanguard Total International Stock Index Fund: Signal Shares	Registered Investment Company	698,398	769,058
*	Vanguard Wellesley Income Fund Admiral Shares	Registered Investment Company	26,966,640	26,351,131
*	Vanguard Windsor II Fund Admiral Shares	Registered Investment Company	10,254,629	10,902,061
	William Blair Funds: Value Discovery Fund; Class I Shares	Registered Investment Company	2,223,113	2,316,689
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	4,536,253	4,674,738
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	19,418,481	20,927,952
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	13,817,436	15,250,869
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	2,921,590	3,326,478
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	727,474	848,501
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	656,702	736,907
*	UIL Holdings Corporation Master Trust**	UIL Holdings Corporation Common Stock/Cash	37,939,739	48,954,985
*	Notes receivable from participants	Interest rates ranging from 4.25% to 11.5%	4,705,230	4,705,230

Total investments and notes receivable from participants (held at end of year)			$319,760,656	$351,877,680

* Party in Interest

** Primarily non-participant-directed investment

THE UIL HOLDINGS CORPORATION 401(K)/
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE H
SCHEDULE OF REPORTABLE TRANSACTIONS

Plan Number: 002     Plan Sponsor EIN: 06-0571640

December 31, 2013

Attachment to Form 5500, Schedule H, Line 4(j) – Schedule of Reportable Transactions

	(a)	(b)	(c)	(d)	(g)	(h)	(i)
		Description of Assets				Current Value
	Identity of	(Include Interest Rate and	Purchase	Sales	Cost	of Asset on
	Party Involved	Maturity in Case of Loan)	Price	Price	of Asset	Transaction Date	Net Gain

Category (i) - Single transaction in excess of 5% of Plan Assets
*	Vanguard	Target Retirement 2015 Fund	$20,893,565	$-	$-	$20,893,565	$-
*	Vanguard	Target Retirement 2020 Fund	$20,367,228	$-	$-	$20,367,228	$-
*	Vanguard	Target Retirement 2025 Fund	$20,983,880	$-	$-	$20,983,880	$-
*	Vanguard	Target Retirement 2030 Fund	$13,487,152	$-	$-	$13,487,152	$-
*	Vanguard	Retirement Savings Trust IV	$20,688,894	$-	$-	$20,688,894	$-
*	Vanguard	Total Bond Market Index Inst'l Shares	$10,201,838	$-	$-	$10,201,838	$-
*	Vanguard	Institutional Index Fund	$37,776,411	$-	$-	$37,776,411	$-
*	Vanguard	Wellesley Income Fund Admiral Shares	$24,644,161	$-	$-	$24,644,161	$-
	T.Rowe Price	New American Growth Fund	$15,981,662	$-	$-	$15,981,662	$-
*	Vanguard	Wellesley Income Fund	$-	$24,644,161	$20,636,895	$24,644,161	$4,007,266
*	Vanguard	500 Index Fund	$-	$37,776,411	$25,534,035	$37,776,411	$12,242,376
*	Vanguard	U.S. Growth Fund	$-	$10,152,748	$7,883,704	$10,152,748	$2,269,044
*	Vanguard	Total Bond Market Index Fund	$-	$10,201,838	$9,848,995	$10,201,838	$352,844
*	Vanguard	Retirement Savings Trust	$-	$17,649,525	$17,649,525	$17,649,525	$-

Category (iii) - Series of transaction in excess of 5% of Plan Assets
*	Vanguard	UIL Holdings Stock Fund	$5,942,953	$-	$-	$5,942,953	$-
*	Vanguard	UIL Holdings Stock Fund	$-	$5,315,113	$4,038,655	$5,315,113	$1,276,457

There were no category (ii) or (iv) transactions.  "Lease Expense" (e) and "Expense Incurred with Transaction" (f) columns were not applicable.

* Party in Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE UIL HOLDINGS CORPORATION 401(K)/EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 26, 2014	By	/s/	Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller

Index to Exhibits

Exhibit No.	Description
23	Consent of Dworken, Hillman, LaMorte & Sterczala